Exhibit 5.1

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

February 6, 2004

R.J. Reynolds Tobacco Holdings, Inc.
401 North Main Street
Winston-Salem, NC 27102

Re:	2,000,000 Shares of Common Stock Issuable Pursuant to the R. J. Reynolds Capital Investment Plan and the Savings and Investment Plan for Employees of R. J. Reynolds Tobacco in Puerto Rico

Ladies and Gentlemen:

     I have acted as counsel for R.J. Reynolds Tobacco Holdings, Inc., a Delaware corporation, in connection with the accompanying Registration Statement on Form S-8 (the “Registration Statement”) for the issuance and sale of up to 2,000,000 shares of Common Stock, par value $.01 per share (the “Common Stock”), to participants (“Participants”) in the R. J. Reynolds Capital Investment Plan (the “CIP”) and the Savings and Investment Plan for Employees of R. J. Reynolds Tobacco in Puerto Rico (together with the CIP, the “Plans”).

     I have examined the Registration Statement, its exhibits and such other documents and records, and made such other investigations as I have deemed necessary and relevant for this opinion. Based on this review, I am of the opinion that, upon the receipt of adequate consideration therefor, any Common Stock distributed to Participants pursuant to the Plans will be duly authorized, validly issued, fully paid and non-assessable.

     The examination of matters of law in connection with the opinion expressed herein has been limited to, and accordingly, the opinion herein are limited to, the General Corporation Law of the State of Delaware, including applicable provisions of the Constitution of the State of Delaware and the reported judicial decisions interpreting such law. No opinion with respect to any other law of the State of Delaware or any other jurisdiction is expressed.

     I consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ Charles A. Blixt

Charles A. Blixt, Esq. Executive Vice President, General Counsel and Assistant Secretary